UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TELULAR CORPORATION

(Name of Subject Company (Issuer))

ACP TOWER MERGER SUB, INC.

(Name of Filing Person (Offeror))

a wholly-owned direct subsidiary of

ACP TOWER HOLDINGS, LLC

(Names of Filing Persons (Offerors))

AVISTA CAPITAL PARTNERS III, L.P.

AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.

(Names of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

87970T208

(CUSIP Number of Class of Securities)

Ben Silbert

65 E. 55th Street, 18th Floor

New York, NY 10022

Tel: (212) 593-6900
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jai Agrawal

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 446-4800
Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*                           A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                     Third-party tender offer subject to Rule 14d-1.

☐                       Issuer tender offer subject to Rule 13e-4.

☐                       Going-private transaction subject to Rule 13e-3.

☐                       Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                       Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                       Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by ACP Tower Merger Sub, Inc., a Delaware corporation, (“Merger Subsidiary”), and wholly-owned subsidiary of ACP Tower Holdings, LLC, a Delaware limited liability company (“Parent”), for all of the outstanding common stock of Telular Corporation, a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of April 29, 2013, among Parent, Merger Subsidiary and the Company. Merger Subsidiary and Parent are controlled by Avista Capital Partners III, L.P., a Delaware limited partnership and Avista Capital Partners (Offshore) III, L.P., a Bermuda limited partnership (together, “Avista”).

Additional Information

The tender offer for the outstanding common stock of the Company has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Merger Subsidiary will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer to purchase shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, as each may be amended from time to time, will contain important information that should be read carefully by the Company’s shareholders before any decision is made with respect to the tender offer. These materials will be sent free of charge to all of the Company’s shareholders when available. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

SHAREHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Press Release of the Company and Avista, dated April 29, 2013